T. Rowe Price International Funds, Inc.
T. Rowe Price Emerging Markets Bond Fund

The following sentence has been removed from the fund's strategy:

There are no maturity restrictions, and the fund's weighted average maturity normally ranges between five and 10 years but may vary substantially because of market conditions.

The following sentence has been added to the fund's strategy:

Although we expect to maintain an intermediate to long weighted average maturity, there are no maturity restrictions on the overall portfolio or on individual securities.